DOLLY VARDEN SILVER CORPORATION

NOTICE PURSUANT TO SECTION 11.2 OF NATIONAL INSTRUMENT 51-102 -
CONTINUOUS DISCLOSURE OBLIGATIONS

TO: British Columbia Securities Commission
 Alberta Securities Commission

 Saskatchewan Financial Services Commission
 The Manitoba Securities Commission
 Ontario Securities Commission
 Financial and Consumer Services Commission (New Brunswick)
  Nova Scotia Securities Commission
 The Office of the Superintendent of Securities, Prince Edward Island
 Office of the Superintendent of Securities, Service Newfoundland and Labrador

RE: Dolly Varden Silver Corporation (the "Issuer") - Change of Status Report

Pursuant to Section 11.2 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), the Issuer hereby reports that as at market open on April 21, 2025, the common shares of the Issuer began trading on the NYSE American under the trading symbol "DVS". Accordingly, the Issuer has ceased to be a "venture issuer" as defined in NI 51-102.

DATED August 6, 2025

DOLLY VARDEN SILVER CORPORATION

By:	(signed) "Ann Fehr"
Name: Ann Fehr
Title: Chief Financial Officer